UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019

Commission File Number: 001-38104

IMMURON LIMITED
(Name of Registrant)

Level 3, 62 Lygon Street, Carlton South, Victoria, 3053, Australia 3053

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXPLANATORY NOTE

On July 16, 2019, Immuron Limited (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with ThinkEquity, a division of Fordham Financial Management, Inc., as representative of the several underwriters listed therein (the “Underwriters”), with respect to the issuance and sale in an underwritten public offering (the “Offering”) by the Company of an aggregate of 339,130 American Depositary Shares (“ADSs”) at a public offering price of $4.00 per ADS. Each ADS represents 40 ordinary shares, no par value per share.

Pursuant to the Underwriting Agreement, the Company granted the Underwriters a 45-day option to purchase up to an additional 50,869 ADSs, solely to cover over-allotments, if any.

The Underwriting Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company and the Underwriters and termination provisions.

The Offering is expected to close on July 19, 2019, subject to the satisfaction of customary closing conditions.

The estimated gross proceeds to the Company are expected to be approximately $1.35 million prior to deducting underwriting discounts, commissions and other estimated offering expenses. The Company intends to use the net proceeds from the offering to support its clinical trials and its non-clinical, manufacturing and regulatory activities as well as for working capital and general corporate purposes.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Underwriting Agreement, which is filed as Exhibit 1.1 hereto is incorporated herein by reference.

The ADSs are offered by the Company pursuant to a registration statement on Form F-3 (File No. 333-230762) filed with the Securities and Exchange Commission (the “Commission”), which was declared effective by the Commission on April 17, 2019.

The legal opinion of Francis Abourizk Lightowlers, Australian counsel to the Company, relating to the legality of the issuance and sale of the ADSs is filed as Exhibit 5.1 hereto.

EXHIBITS

Exhibit Number	Description
1.1	Form of Underwriting Agreement
5.1	Opinion of Francis Abourizk Lightowlers, Australian counsel to Immuron Limited
23.1	Consent of Francis Abourizk Lightowlers, Australian counsel to Immuron Limited (included in Exhibit 5.1)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMURON LIMITED

Date: July 19, 2019	By:	/s/ Gary S. Jacob
Gary S. Jacob
Chief Executive Officer